UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          CTI DIVERSIFIED HOLDINGS, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.0001 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    12644A104
           -----------------------------------------------------------
                                 (CUSIP Number)

                              Keller Rohrback, LLP
                           1201 3rd Avenue Suite 3200
                                Seattle, WA 98101
                         Attention:  Daniel S. Friedberg
                           Telephone:  (206) 623-1900
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2002
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of    240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.  [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
                             ----------------------

CUSIP No.

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

       Mark A. Godsy

2.     Check The Appropriate Box If A Member Of A Group*
                                  (a) [ ]
                                  (b) [X]

3.     Sec Use Only

4.     Source Of Funds

       PF

5.     Check If Disclosure Of Legal Proceedings Is Required Pursuant To

       Items 2(D) Or 2(E)                                     [ ]

6.     Citizenship Or Place Of Organization     Canada and U.S.

Number Of                             7.  Sole Voting Power
Shares                                    2,935,675
Beneficially
Owned By                              8.  Shared Voting Power
Each Reporting                            0
Person
                                      9.  Sole Dispositive Power
                                          2,935,675

                                      10. Shared Dispositive Power
                                          0

11.    Aggregate Amount Beneficially Owned By Each Reporting Person    2,935,675

12.    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

                                 [_]

13.    Percent Of Class Represented By Amount In Row (11)     16.5%

14.    Type Of Reporting Person*     IN

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Item 1.  Security and Issuer.

         Common Stock, par value $.0001 per share

         CTI Diversified Holdings, Inc.
         8525 Commerce Court
         Burnaby, British Columbia, Canada
         V5A 4N3

Item 2.  Identity and Background.

(a)     Name:  Mark A. Godsy
(b) Residence or Business Address: 7575 Carnarvon Street, Vancouver, British Columbia, Canada V6N 1K6
(c)     Present Principal Occupation:. Self-employed
(d)     Convictions in the last 5 years:  None
(e)     Securities law violations in the last 5 years:  None
(f)     Citizenship:  Canadian and American

Item 3.  Source and Amount of Funds or Other Consideration.

All funds used for the acquisition of the shares of the Issuer were the personal investment funds of Mark A. Godsy and no sums were borrowed from any source to make these acquisitions. Mr. Godsy had purchased 266,000 Common Shares on the open market more than ninety days prior to the subject transaction. In the subject transaction, 2,669,675 shares were sold to Mr. Godsy by three sellers (the "Sellers"). The aggregate consideration paid by Mr. Godsy to the Sellers was $10,0000 in Canadian funds") which represented approximately the original issue price paid by the Sellers to the Issuer for those shares.

Item 4.  Purpose of Transaction.

The purpose of transaction is for personal investment.

Item 5.  Interest in Securities of the Issuer.

(a)     Aggregate number of shares: 2,935,675 shares of Common Stock

        Percentage:  16.5%

(b) Number of shares with sole voting and disposition power: 2,935,675 shares of Common Stock

(c)     Transactions effected in prior sixty days (subject transaction only):

        Date            No. of Shares     Price Per Share     Where/How Effected
        ----            --------------    ---------------     ------------------
        January 14, 2002   2,669,675       See Item 3         Purchase carried
                                                              out privately in
                                                              Vancouver, British
                                                              Columbia, Canada
(d)     N/A

(e)     N/A

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On or about March 18, 2002, pursuant to three buy/sell agreements in the form attached as Exhibit A, Mr. Godsy purchased the following shares of the Issuer:

                        Seller           Number of Shares Sold
                     John Anderson              1,024,725
                     William Calsbeck             919,725
                     Koltai Holdings Ltd.         725,225
                                             ------------
                           TOTAL                2,669,675


Item 7.  Material to be Filed as Exhibits.

Exhibit A: Form of buy/sell agreements

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2002
                                                 /s/ Mark A. Godsy
                                               ________________________________
                                               Mark A. Godsy

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                                  EXHIBIT INDEX

Exhibit Letter     Description of Exhibit
--------------     ----------------------

A                  Form of Buy/Sell Agreement

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                            EXHIBIT A TO SCHEDULE 13D
                            -------------------------

                                     FORM OF
                                     -------
                               BUY-SELL AGREEMENTS
                               -------------------

THIS AGREEMENT made as of the ___ day of __________, 2002.

BETWEEN:

                 *, of

                 (the "Shareholder")

OF THE FIRST PART

AND:

                 MARK A. GODSY, of 7575 Carnarvon Street, Vancouver, B.C.

                 (the "Purchaser")

OF THE SECOND PART

WHEREAS:

A. The Shareholder is the legal and beneficial owner of shares of common stock (the "Shares") of CTI Diversified Holding, Inc. (the "Corporation"), a corporation whose shares are quoted for trading on the NASD's Over-the-Counter Bulletin Board (the "OTCBB");

B. The Shareholder has agreed to sell and the Purchaser has agreed to purchase the Shares, on the terms and subject to the conditions set out in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the covenants, agreements, representations, and warranties set out in this Agreement, the parties agree as follows:

1.   PURCHASE AND SALE
     -----------------

1.1 On the terms and subject to the conditions set out in this Agreement, the Shareholder agrees to sell to the Purchaser and the Purchaser agrees to purchase from the Shareholder the Shares for the total purchase price of CDN$ (the "Purchase Price"). The Purchaser will deliver payment for the shares by way of certified cheque, money order or bank draft made payable to "Getz Prince Wells in Trust" to be held in escrow pending fulfilment of all closing conditions.

1.2 On receipt of the Purchase Price, the Shareholder will deliver or cause to be delivered to the Purchaser certificates representing the Shares, a stock power of attorney duly endorsed in blank for transfer with signature Medallion guaranteed and, if applicable, a corporate resolution authorizing transfer of the Shares.

1.3 The Shareholder covenants and agrees to, forthwith on request, sign and deliver, or cause to be signed and delivered, all other documents, assurances, and instructions that may be required by the Purchaser to carry out the true nature and intent of this Agreement.

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1.4  The Purchaser acknowledges that there will be restrictions on the transfer of the Shares as follows:

     (a)   U.S. Restrictions on Transfer. The Purchaser agrees that he will not
           -----------------------------
           sell, assign, pledge, give, transfer, or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Shares under the United States Securities Act of 1933 (the "1933 Act") and all applicable securities laws in the United States or in a transaction that is exempt from the registration provisions of the 1933 Act and all applicable securities laws in the United States.

     (b)   B.C. Restrictions on Transfer. The Purchaser agrees that he will not
           -----------------------------
           sell, assign, pledge, give, transfer, or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to an exemption from prospectus requirements under the Securities Act (British Columbia) (the "BC Act") and all other applicable securities laws in Canada or pursuant to a discretionary order that is obtained from the British Columbia Securities Commission and all other applicable securities commissions in Canada.

2.   REPRESENTATIONS, WARRANTIES, AND COVENANTS
     ------------------------------------------

2.1 In order to induce the Purchaser to enter into and consummate this Agreement, the Shareholder represents and warrants to and covenants with the Purchaser as follows:

     (a) the Shareholder has good and sufficient power and authority to enter into this Agreement on the terms and subject to the conditions set out in this Agreement and to transfer the legal and beneficial title and ownership of the Shares to the Purchaser;

     (b) the Shareholder will take all reasonable action that is required under applicable securities laws to lawfully effect the purchase and sale contemplated by this Agreement;

     (c)   the Shares are:

           (i) validly issued, fully paid, and non-assessable shares of common stock of the Corporation; and

           (ii)  free and clear of all liens, charges, and encumbrances;

     (d) the Shareholder complied with all applicable securities laws in respect of the acquisition of the Shares by the Shareholder and will comply with all applicable securities laws in respect of the transfer of the Shares to the Purchaser;

     (e) no person, firm, or corporation has any agreement, option, or right capable of becoming an agreement for the purchase of any of the Shares;

     (f)   the signing, delivery, and performance of this Agreement will not:

           (i)   violate the constating documents of the Shareholder;

           (ii) conflict with or result in a breach of or constitute a default under or result in the creation of any encumbrance under the provisions of any agreement to which the Shareholder is a party or by which the Shareholder may be bound; or

           (iii) result in the violation or breach of any judgement, decree, order, or rule or regulation of any court or administrative body by which the Shareholder is bound or, to the knowledge of the Shareholder, any law or regulation applicable to the Shareholder;

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     (h)   this Agreement constitutes a valid and legally binding contract, enforceable against the Shareholder in accordance with its terms, subject to equitable remedies and the rights of creditors generally;

     (i)   the Shareholder is not a resident of the United States; and

     (j) there are no claims for brokerage commissions, finder's fees, or similar compensation in connection with any of the transactions contemplated by this Agreement based on any arrangement or agreement made by the Shareholder and binding on the Purchaser.

2.2 In order to induce the Shareholder to enter into and consummate this Agreement, the Purchaser represents and warrants to and covenants with the Shareholder as follows:

     (a) this Agreement constitutes a valid and legally binding contract, enforceable against the Purchaser in accordance with its terms, subject to equitable remedies and the rights of creditors generally;

     (b) the Purchaser has due and sufficient right and authority to enter into this Agreement on the terms and subject to the conditions contained in this Agreement;

     (c) the Purchaser is purchasing the Shares for investment purposes only and not with a view to distribution in violation of any applicable federal or state securities law;

     (d) there are no claims for brokerage commissions, finder's fees, or similar compensation in connection with the purchase of the Shares contemplated by this Agreement based on any arrangement or agreement made by the Purchaser that will result in liability to the Shareholder; and

     (e) the Purchaser has the knowledge, skill, and experience in business, financial, and investment matters so that he is capable of evaluating the merits and risks of an investment in the Shares. To the extent necessary, the Purchaser has retained, at his own expense, and relied on appropriate professional advice regarding the investment, tax, and legal merits and consequences of this Agreement and owning the Shares.

The representations, warranties, covenants, and agreements of the parties contained in this Agreement or in any certificates or documents delivered pursuant to the provisions of this Agreement or in connection with the transactions contemplated by this Agreement will be true at and as of the closing of the purchase and sale of the Shares (the "Closing"), as though the parties made the representations and warranties at and as of that time. Despite any investigations or enquiries made by the parties before the Closing or the waiver of any condition by a party, the representations, warranties, covenants, and agreements of the parties will survive the Closing and, despite the Closing, will continue in full force and effect. If any of the representations and warranties are found to be incorrect or if there is a breach of any covenant or agreement by a party (the "defaulting party"), which incorrectness or breach results in any loss or damage sustained directly or indirectly by the other party, then the defaulting party will pay the amount of the loss or damage to the non-defaulting party within 30 days of receiving notice thereof. In furtherance of the foregoing, the parties agree that the Purchaser will be entitled to reduce the Purchase Price or make any possible set-off in the amount of any loss or damage sustained by it.

3.   ADDITIONAL AGREEMENTS

3.1 Until the Shares become registered in the name of the Purchaser, the Shareholder grants the Purchaser an irrevocable power of attorney to vote the Shares in the Purchaser's discretion, and the Shareholder agrees to sign, from time to time, all proxies, powers of attorney, or other authority that may be required by the Purchaser in furtherance of the exercise of the Shareholder's power of attorney.

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3.2  The Shareholder agrees from time to time and at all times hereafter to save, defend, keep harmless, and fully indemnify the Purchaser from and against all loss, costs, charges, suits, demands, claims, damages, and expenses that the Purchaser may at any time hereafter bear, sustain, or suffer because of any act or failure to act of the Shareholder before or on the Closing.

4.   CONDITIONS PRECEDENT
     --------------------

4.1 All of the Purchaser's obligations under this Agreement are subject to the Shareholder's representations and warranties set out in this Agreement being true and correct as of the Closing.

     The foregoing condition is inserted for the exclusive benefit of the Purchaser and may be waived by him in whole or in part at any time.

4.2 All obligations of the Shareholder and the Purchaser under this Agreement are subject to the following:

     (a) the British Columbia Securities Commission granting a discretionary order that exempts the transfer of the Shares by the Shareholder to the Purchaser from the prospectus requirements of the BC Act; and

     (b) there being no injunction or restraining order issued preventing, and no pending or threatened claim, action, litigation or proceeding, judicial or administrative, or investigation against, the Shareholder, the Purchaser, or the Corporation by any regulatory or government authority or stock exchange for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or its consummation is improper or would give rise to proceedings under any statute or rule of law, which proceedings would have a material adverse impact on the business of the Corporation or the Purchaser, as the case may be.

5.   NOTICES
     -------

5.1 All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed to have been duly given if delivered by hand or by courier or mailed, postage prepaid, to the other party at the address appearing on the first page of this Agreement or to any other address that either the Shareholder or the Purchaser may give in writing. Any communications will be deemed to have been received, if delivered by hand or by courier, on the date of delivery and, if mailed as aforesaid, on the fifth business day after the date of mailing.

6.   GENERAL
     -------

6.1 This Agreement will enure to the benefit of and be binding on the parties and their respective successors and assigns.

6.2  Time will be of the essence of this Agreement.

6.3 The terms and provisions contained in this Agreement constitute the entire agreement between the parties in respect of the subject matter hereof and will supersede all previous oral or written communications.

6.4 If any provision of this Agreement is determined to be void or unenforceable in whole or in part, that provision will be deemed not to affect or impair the validity of any other provision of this Agreement and the void or unenforceable provision will be severable from this Agreement.

6.5 Each party will bear all expenses incurred by it in connection with this Agreement including, without limitation, the charges of their respective counsel, accountants, and financial advisors.

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6.6  This Agreement will be governed by and interpreted in accordance with the laws of British Columbia and the parties irrevocably attorn to the exclusive jurisdiction of the courts of British Columbia.

6.7 The parties may sign this Agreement in counterparts or by facsimile, and each signed counterpart or facsimile will be deemed to be an original and the counterparts together will constitute one and the same instrument, and despite the actual signing date will be deemed to bear the date set out on the first page of this Agreement.

IN WITNESS WHEREOF the parties have signed and delivered this Agreement as of the day and year first above written.


-----------------------------------
SELLER


-----------------------------------
MARK A. GODSY

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